UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934




                      For the date of 28 November, 2006

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________







For Immediate Release                                         28th November 2006


          Allied Irish Banks, p.l.c. announces date for Trading Update


Allied Irish Banks, p.l.c. ("AIB") (NYSE:AIB) will issue a trading update on the 7th December 2006.


Please note this will not be a 7am release but will issue during the course of the day.

Group results for the year ending 31st December 2006 will be announced on 6th March 2007.

                                     -ENDS-


For further information please contact:
Alan Kelly                                     Maurice Tracey
General Manager, Group Finance                 Group Investor Relations Manager
AIB Group                                      AIB Group
Bankcentre                                     Bankcentre
Dublin 4                                       Dublin 4
Tel: +353-1-6412162                            Tel: +353-1-6414191




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  28 November, 2006                            By: ___________________
                                                   John O'Donnell
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.